Filed Pursuant to Rule 433

Registration No: 333-134553

ILS Linked Note	Indicative Terms and Conditions

“Israeli Shekel Appreciation Note”	April 12, 2007

Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note allows an investor to hold a long position in the Israeli Shekel (ILS) against a short position in the U.S. Dollar (USD).  If the difference between the Initial Rate and the Settlement Rate divided by the Settlement Rate (the Reference Currency Return) on the Valuation Date is greater than zero (that is, the ILS has appreciated relative to the USD), the investor will receive a single payment at maturity equal to the 100% of the principal amount of the notes plus an additional return equal to the product of 100% of the principal amount of the notes  and the Reference Currency Return multiplied by [225%] (the Leverage).  If the Settlement Rate for ILS is equal to or less than zero on the Valuation Date (that is, ILS has depreciated relative to the USD), then the investor will receive at maturity only the principal amount of the notes held by that investor, with no additional return. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	TBD

Principal Protection	100%

Trade Date	TBD

Issue Date	Trade Date + [4] Business Days

Valuation Date	Maturity Date — [4] Valuation Business Days provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below).

Maturity Date	Issue Date + [2] Years

Reference Currency	Israeli Shekel (ILS)

Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as number of ILS per USD 1.

Initial Rate	The Reference Exchange Rate on the Trade Date, as determined by the Calculation Agent. [The Initial Rate on April 12, 2007 would have been 4.0625]

Issue Price	100%

Leverage	[225%]

Reference Currency Return	The Reference Currency Return is equal to (expressed as a percentage):

Initial Rate — Settlement Rate Settlement Rate

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the Principal Protection * the principal amount of each note, plus the Additional Amount, if any

Additional Amount	The principal amount of the notes multiplied by: Leverage * Reference Currency Return provided that the minimum Additional Amount payable on the notes shall be zero.

Settlement Rate	The Reference Exchange Rate on the Valuation Date, observed in accordance with the Settlement Rate Option.

Settlement Rate Option and Valuation	Reference Currency	Screen Reference	Valuation Business Day
Business Day	ILS	FXIL	Tel Aviv

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided that if a Disruption Event remains in effect on each of the three scheduled Valuation Business Days succeeding the Valuation Date or if such days are not but, in the good faith judgment of the Calculation Agent, should have been, Valuation Business Days, such third scheduled Valuation Business Day shall be deemed the Valuation Date and the Calculation Agent will determine the Settlement Rate on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:
(A)

 the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) the delivery of USD from accounts inside the country for which the Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction,

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or the Settlement Rate being unavailable on the Valuation Date, or
(C)

 the occurrence of an event (i) in the Reference Currency Jurisdiction that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate on the Valuation Date.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Settlement System	DTC

Listing	Not Applicable

Identifier	CUSIP: TBD ISIN: TBD

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Historical Exchange Rate

The following chart shows the weekly spot exchange rates for USD/ILS, expressed as the amount of USD per one ILS, in the period from April 11, 2004 to April 8, 2007 using historical data obtained from Reuters.  The historical data on USD/ILS spot exchange rate is not necessarily indicative of the future performance of the USD/ILS spot exchange rate or what the value of the notes may be.  Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The graph and examples below illustrate the hypothetical Redemption Amount at maturity (including, where applicable, the payment of the Additional Amount) per $1,000 in principal amount of notes, based on a hypothetical range of performance for the Settlement Rate from -10% to +15%, as well as hypothetical values for the Initial Rate of 4.0625 and Leverage of 225% (the actual Initial Rate and Leverage will be determined on the Trade Date and the actual Settlement Rate and Redemption Amount, if any, will be determined on the Valuation Date). The following results are based solely on the hypothetical examples cited; the hypothetical Settlement Rate and the hypothetical Initial Rate values above have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/ILS exchange rate and should not be taken as indicative of the future performance of the USD/ILS exchange rate. Numbers in the examples have been rounded for ease of analysis.

The following examples illustrate how the total returns illustrated in the graph above are calculated:

Example 1: The Reference Exchange Rate appreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 3.6932.  Because the Reference Exchange Rate has appreciated relative to the USD, the Reference Currency Return is equal to 10% (the difference between the Initial Rate of 4.0625 and the Settlement Rate of 3.6932 divided by the Settlement Rate of 3.6932), the Additional Amount is equal to $225 (225% times the principal amount) and the Redemption Amount payable at maturity is equal to $1,225 (122.5% times the principal amount), calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 225% x [(4.0625–3.6932)/3.6932]) = $1,225

Example 2: The Reference Exchange Rate depreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 4.1488.  Because the Reference Exchange Rate has depreciated relative to the USD, the Reference Currency Return is less than zero (the difference between the Initial Rate of 4.0625 and the Settlement Rate of 4.1488 divided by the Settlement Rate of 4.1488), the Additional Amount is zero and the Redemption Amount payable at maturity is the principal amount of $1,000.

Example 3: The Reference Exchange Rate appreciates relative to the Initial Rate to a Settlement Rate on the Valuation Date of 3.8690. Because the Reference Exchange Rate has appreciated relative to the USD, the Reference Currency Return is equal to 5% (the difference between the Initial Rate of 4.0625 and the Settlement Rate of 3.8690 divided by the Settlement Rate of 3.8690, the Additional Amount is equal to $112.5 (11.25% times the principal amount) and the Redemption Amount payable at maturity is equal to $1,112.5 (111.25% times the principal amount), calculated as follows:

Redemption Amount = $1,000 + ($1,000 x 225% x [(4.0625–3.8690)/3.8690]) = $1,112.5